securities and exchange commission
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)
31-0841368
I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)
Patricia M. Child
U.S. Bank National Association
209 South LaSalle Street
Chicago, Illinois 60604
(312) 325-8902
(Name, address and telephone number of agent for service)
NISSAN AUTO LEASE TRUST 2010-B
(Exact Name of Obligor as specified in its Charter)

Delaware	38-6933096
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Wilmington Trust Company, as Owner Trustee Rodney Square North 1100 N. Market Street Wilmington, Delaware	19890
(Address of Principal Executive Offices)	(Zip Code)
Nissan Auto Lease Trust 2010-B
Auto Lease Asset-Backed Notes
(Title of the Indenture Securities)

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.
a)	Name and address of each examining or supervising authority to which it is subject.
Comptroller of the Currency
Washington, D.C.
b)	Whether it is authorized to exercise corporate trust powers.
Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.
None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.
1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business.*

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.	A copy of the existing bylaws of the Trustee.**

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of June 30, 2010 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

8.	Not Applicable

9.	Not Applicable

*	Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

**	Incorporated by reference to Exhibit 25.1 to registration statement on S-4, Registration Number 333-166527 filed on May 5, 2010.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois on the 7th of October, 2010.

By:	/s/ Patricia M. Child
Patricia M. Child
Vice President

Exhibit 6
CONSENT
     In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.
Dated: October 7, 2010

By:	/s/ Patricia M. Child
Patricia M. Child
Vice President

Exhibit 7
U.S. Bank National Association
Statement of Financial Condition
As of 6/30/2010
($000’s)

6/30/2010
Assets
Cash and Balances Due From Depository Institutions	$5,021,509
Securities	46,751,442
Federal Funds	4,344,927
Loans & Lease Financing Receivables	182,237,162
Fixed Assets	5,440,512
Intangible Assets	13,006,313
Other Assets	21,662,778

Total Assets	$278,464,643

Liabilities
Deposits	$191,033,345
Fed Funds	11,079,681
Treasury Demand Notes	0
Trading Liabilities	437,280
Other Borrowed Money	32,340,366
Acceptances	0
Subordinated Notes and Debentures	8,129,967
Other Liabilities	7,450,842

Total Liabilities	$250,471,481

Equity
Minority Interest in Subsidiaries	$1,704,554
Common and Preferred Stock	18,200
Surplus	12,636,872
Undivided Profits	13,633,536

Total Equity Capital	$27,993,162

Total Liabilities and Equity Capital	$278,464,643

To the best of the undersigned’s determination, as of the date hereof, the above financial information is true and correct.
U.S. Bank National Association

By:	/s/ Patricia M. Child Vice President
Date: October 7, 2010

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